June 24, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	River Valley Bancorp
Registration Statement on Form S-1 (File No. 333-195361)
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

We hereby join River Valley Bancorp in respectfully requesting the withdrawal of the acceleration request dated June 23, 2014 for the above-referenced Registration Statement on Form S-1, as amended.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ Lisa J. Schultz
Name:	Lisa J. Schultz
Title:	Managing Director Co-Head Capital Markets